Terry W. Rathert
Sr. Vice President &
Chief Financial Officer
February 16, 2007
VIA E-MAIL AND OVERNIGHT MAIL
Mr. Ronald M. Winfrey
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
winfreyr@sec.gov

Re:	Newfield Exploration Company (“Newfield”) Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 3, 2006 File No. 001-12534
Dear Mr. Winfrey:
     As requested in the comments of the Staff of the Securities and Exchange Commission with respect to the above referenced filing in a letter to Newfield dated December 28, 2006, and further to our letters of January 16, 2007 and February 1, 2007, enclosed is information responsive to comment 7. For your convenience, we have repeated comment 7 below followed by Newfield’s response.
7.	Supplementally, submit to us the petroleum engineering reports — in hard copy and electronic format — you used as the basis for your 2005 U.S. proved reserve disclosures. The report should include:
a)
One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties (PUD) and the year-end date that each PUD property was booked.

Response: This supplemental information was provided on February 1, 2007.

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

Response: This supplemental information was provided on January 16, 2007.
Newfield Exploration Company   363 N. Sam Houston Pkwy E.   Suite 2020   Houston, Texas 77060   (281) 847-6036   Fax (281) 405-4255

Mr. Ronald M. Winfrey
February 16, 2007

c)
Individual income forecasts for each of the five largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD wells. Include the 2005 historical costs for drilling and completion of all successful wells in the fields corresponding to the five PUD wells. Please address significant differences between the AFE and historical well costs.

Response: Please see the response to part (d) of the comment below.

d)
Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, historical recoveries for analogy wells) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five developed properties.

Response: With the exception of the waterflood units in the Monument Butte Field, Newfield provided to you supplementally the information requested for each property in parts (c) and (d) on February 1, 2007. Newfield is now providing to you supplementally the information requested in parts (c) and (d) for the waterflood units in the Monument Butte Field.

Proved Developed Properties
1.	Monument Butte — Ashley PA A (filename 7c&d — Ashley Proved Developed.ppt)

2.	Monument Butte — Sundance Unit (filename 7c&d — Sundance Proved Developed.ppt)

3.	Monument Butte — Greater Boundary (filename 7c&d — Greater Boundary Proved Developed.ppt)

4.	Monument Butte — Jonah Unit (filename 7c&d — Jonah Proved Developed.ppt)

5.	Encogen (provided on 2/1/2007)
Proved Undeveloped Properties
1.	Grove — United Kingdom (provided on 2/1/2007)

2.	Monument Butte — Sundance Unit (filename 7c&d — Sundance Proved Undeveloped.ppt)

3.	MC 506 “Wrigley” (provided on 2/1/2007)

4.	Monument Butte — East Pariette Unit (filename 7c&d — East Pariette Proved Undeveloped.ppt)

5.	MC 296 “Rigel” (provided on 2/1/2007)
(Monument Butte PUD AFE’s are also attached as filename Monument Butte PUD AFEs.pdf)

Mr. Ronald M. Winfrey
February 16, 2007

e)	Narratives and engineering exhibits for the five largest 2005 U.S. reserve revisions — both negative and positive — caused by performance, not economics.

Response: With the exception of a waterflood unit in the Monument Butte Field, Newfield provided to you supplementally the information requested in this part (e) on February 1, 2006. Newfield is now providing to you supplementally the information requested for the waterflood unit in the Monument Butte Field, which is attached hereto as filename 7e — Monument Butte Performance Revisions.ppt.

f)
Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005. Include brief narratives reconciling the five largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here.

Response: This supplemental information was provided on February 1, 2007.
     If you have any questions with respect to the foregoing, please call the undersigned at (281) 847-6036.

Very truly yours, NEWFIELD EXPLORATION COMPANY
By:
Terry W. Rathert
Senior Vice President, Chief Financial Officer and Secretary

Enclosures

c:	Sandy Eisen April Sifford